Exhibit 99.1
NEWS RELEASE
BROOKFIELD PROPERTIES REPORTS
FIRST QUARTER 2008 RESULTS
All dollar references are in U.S. dollars unless noted otherwise.
NEW YORK, April 25, 2008 — Brookfield Properties Corporation (BPO: NYSE, TSX) today announced that net income for the three months ended March 31, 2008 was $23 million or $0.06 per diluted share, compared to $53 million or $0.13 per diluted share during the same period in 2007. The prior period included a net gain of $34 million or $0.08 per diluted share on the sale of three non-core properties in Toronto and Ottawa.
Strong commercial property results, largely offsetting slow residential operations, resulted in funds from operations (“FFO”) of $126 million or $0.32 per diluted share for the three months ended March 31, 2008 compared with $129 million or $0.32 per diluted share during the same period in 2007.
Commercial property net operating income for the first quarter of 2008 was $349 million, up 11.5% from $313 million during the first quarter of 2007. Residential operations contributed $18 million of net operating income, compared with $42 million in the same period in 2007.
During the first quarter, Brookfield Properties leased over one million square feet of space at an average net rent of $32.71 per square foot, which represents a 42% improvement versus the average in-place net rent at the beginning of the quarter of $23.11 per square foot. The company’s portfolio-wide occupancy rate finished the quarter at 95.4%.
The fundamentals of the Western Canadian residential operations remain strong despite a slow quarter as a result of higher-than-normal housing inventory levels. With oil and natural gas prices hitting new highs, Brookfield Properties expects the residential division to continue to increase its sales pace which has improved each month since the beginning of the year.
HIGHLIGHTS OF THE FIRST QUARTER
Delivered 4 Allen Center, Houston, to tenant Chevron, which has fully leased the building. The asset is being reclassified from a redevelopment to an operating property. Brookfield Properties acquired the 1.2 million square foot building at 1400 Smith Street in 2006 for $120 million.

Completed the disposition program for the non-core portfolio acquired from O&Y with the sale of Acres House in Niagara Falls subsequent to the first quarter. Proceeds generated from the disposition program following the November 2005 O&Y acquisition total $200 million from the sale of 15 properties comprised of 1.7 million square feet in Toronto, Calgary and Winnipeg.
Advanced developments under construction which are 53% leased in aggregate. In Toronto, the 1.2 million square foot Bay Adelaide Centre West Tower continues on budget and on schedule. The concrete core has reached the 27th floor, the structural steel is erected up to the 18th floor and the installation of the curtain wall has commenced. Total pre-leasing stands at 65%.
In Calgary, the 265,000 square foot Bankers Court project completed above-grade structural work to the sixth floor, nearing the halfway mark for the structure. Base building mechanical and electrical work is progressing and curtain wall installation is beginning. The building is 100% pre-leased.
In Washington, D.C., 77 K Street, at 327,000 square feet, continues towards completion on time by year-end. Two Reston Crescent, at 185,000 square feet, is complete; the garage will be completed in June 2008.
Refinanced or extended $370 million of debt maturing in the quarter. Transactions included Silver Spring Metro Plaza and 1250 Connecticut Ave. for $160 million, 2000 L Street for $56 million, and Bethesda Crescent for $33 million, in addition to various others. These financings carry an average interest rate of 5.5%.
Repurchased 300,000 common shares of the company at an average price of $18.64. Since the inception of the company’s normal course issuer bid in 1999, Brookfield Properties has invested $423 million, acquiring 36.3 million common shares at an average price of $11.66.
Leased 1,044,000 square feet of space. New leases represent 62% of the total during the first quarter while renewals represent the remainder. Highlights include:
     Los Angeles — 368,000 square feet
•	A 10-year lease with Analysis Group for 26,000 square feet at Bank of America Plaza.
     Houston — 157,000 square feet
•	A 5-year lease with Susquent Energy Management for 46,000 square feet at Two Allen Center.
     Washington, D.C. — 133,000 square feet
•	A 10-year lease with the Federal Labor Relations Authority for 45,000 square feet at 1400 K Street.
•	A 12-year lease with Westerman Hattori for 34,000 square feet at 1250 Connecticut Avenue.
     Toronto — 114,000 square feet

•	A 5-year lease renewal with St. Michael’s Hospital for 25,000 square feet at 2 Queen St. East.
•	An 8-year lease with Ammirati Puris/Interpublic for 24,000 square feet at Queen’s Quay Terminal.
     New York — 92,000 square feet
•	An 11-year lease with Major League Baseball for 72,000 square feet at 245 Park Avenue.
     Calgary — 87,000 square feet
•	A 12-year lease with Sherritt International for 68,000 square feet at Fifth Avenue Place.
OUTLOOK
“With a strong tenant base and conservative lease expiry profile, Brookfield Properties is well-positioned in the face of softening U.S. economic conditions,” stated Ric Clark, President & CEO of Brookfield Properties Corp. “For 2008, we are focused on positioning ourselves to take advantage of opportunities which may arise under these economic circumstances, and to advance our development pipeline.”
* * *
Net Operating Income and FFO
This press release and accompanying financial information make reference to net operating income and funds from operations on a total and per share basis. Net operating income is defined as income from property operations after operating expenses have been deducted, but prior to deducting financing, administrative and income tax expenses. Brookfield Properties defines FFO as net income prior to extraordinary items, one-time transaction costs, income taxes, depreciation and amortization, and certain other non-cash items. The company uses net operating income and FFO to assess its operating results. Net operating income is important in assessing operating performance and FFO is a relevant measure to analyze real estate, as commercial properties generally appreciate rather than depreciate. The company provides the components of net operating income and a full reconciliation from net income to FFO with the financial information accompanying this press release. The company reconciles FFO to net income as opposed to cash flow from operating activities as it believes net income is the most comparable measure. Net operating income and FFO are both non-GAAP measures which do not have any standard meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other companies.
Forward-Looking Statements
This press release, particularly the “Outlook” section, contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Properties believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Accordingly, the company cannot give any assurance that its expectations will in fact occur and cautions that actual results may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants’ financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the company’s accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States, including in the Annual Information Form under the heading “Business of Brookfield Properties — Company and Real Estate Industry Risks,” and in the company’s annual report under the heading “Management’s Discussion and Analysis.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by securities laws.
Dividend Declaration
The Board of Directors of Brookfield Properties declared a quarterly common share dividend of $0.14 per share payable on June 30, 2008 to shareholders of record at the close of business on June 2, 2008. Shareholders resident in the United States will receive payment in U.S. dollars and shareholders resident in Canada will receive their dividends in Canadian dollars at the exchange rate on the record date, unless they elect otherwise. The quarterly dividends payable for the Class AAA Series F, G, H, I, J and K preferred shares were also declared payable on June 30, 2008 to shareholders of record at the close of business on June 16, 2008.
Conference Call
Analysts, investors and other interested parties are invited to participate in the company’s live conference call reviewing 2008 first quarter results on Friday, April 25, 2008 at 2:30 p.m. Eastern Time. Scheduled speakers are Ric Clark, President and CEO, and Bryan Davis, Chief Financial Officer. Management’s presentation will be followed by a question and answer period.
To participate in the conference call, please dial 800.374.0199; pass code 39849145, five minutes prior to the scheduled start of the call.
A replay of this call can be accessed through May 25, 2008 by dialing 800.642.1687, pass code 39849145. A webcast of the call will be available at www.brookfieldproperties.com for 30 days.
Along with the earnings news release, an updated supplemental information package will be available on the company’s web site, www.brookfieldproperties.com, before the market open on April 25, 2008.
Supplemental Information
Investors, analysts and other interested parties can access Brookfield Properties’ Supplemental Information Package at www.brookfieldproperties.com under the Investor Relations/Financial Reports section. This additional financial information should be read in conjunction with this press release.

Brookfield Properties Profile
One of North America’s largest commercial real estate companies, Brookfield Properties owns, develops and manages premier office properties in major U.S. and Canadian cities. The portfolio is comprised of interests in 110 properties totaling 76 million square feet in the downtown cores of New York, Boston, Washington, D.C., Los Angeles, Houston, Toronto, Calgary and Ottawa. Landmark assets include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles and Bankers Hall in Calgary. The company also holds interests in 17 million square feet of high-quality, centrally located development and redevelopment properties in its major markets. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldproperties.com.
Contact: Melissa Coley, Vice President, Investor Relations and Communications, telephone: (212) 417—7215; email. mcoley@brookfieldproperties.com.

CONSOLIDATED BALANCE SHEET

(US Millions)	March 31, 2008	December 31, 2007

Assets
Commercial properties	$15,851	$15,889
Commercial development	1,062	1,172
Residential development	1,263	1,228
Receivables and other	1,018	1,056
Intangible assets	760	759
Restricted cash and deposits	111	151
Cash and cash equivalents	170	214
Assets related to discontinued operations (i)	131	4

	$20,366	$20,473

Liabilities
Commercial property debt	$12,049	$12,125
Accounts payable and other liabilities	1,319	1,357
Intangible liabilities	829	834
Future income tax liability	612	600
Liabilities related to discontinued operations (ii)	114	3
Capital securities — corporate	1,028	1,053
Capital securities — fund subsidiaries	763	762
Non-controlling interests — fund subsidiaries	187	193
Non-controlling interests — other subsidiaries	85	86
Preferred equity — subsidiaries	372	382

Shareholders’ equity
Preferred equity — corporate	45	45
Common equity	2,963	3,033

	$20,366	$20,473

(i)	Includes $128 million of commercial properties and $3 million of other assets associated with discontinued operations at March 31, 2008 (December 31, 2007 — $3 million and $1 million, respectively).

(ii)	Includes commercial property debt of $108 and $6 million of other liabilities associated with discontinued operations at March 31, 2008 (December 31, 2007 — nil and $3 million, respectively).

CONSOLIDATED STATEMENT OF INCOME

	Three months ended March 31
(US Millions, except per share amounts)	2008	2007

Total revenue	$665	$634

Net operating income
Commercial property operations	$349	$313
Residential development operations	18	42
Interest and other	10	9

	377	364
Expenses
Interest
Commercial property debt	167	171
Capital securities — corporate	15	15
Capital securities — fund subsidiaries	(8)	(9)
General and administrative	29	29
Transaction costs	¯	4
Non-controlling interests
Fund subsidiaries	(2)	(10)
Other subsidiaries	6	4
Depreciation and amortization	138	124
Future income taxes	9	18

Net income from continuing operations	$23	$18

Discontinued operations	¯	35
Net income	$23	$53

Net income per share — diluted
Continuing operations	$0.06	$0.04
Discontinued operations	¯	0.09

	$0.06	$0.13

Funds from operations per share — diluted
Prior to discontinued operations and property disposition gains	$0.32	$0.31
Discontinued operations	¯	0.01
Property disposition gains	¯	0.11

	$0.32	$0.43

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS

	Three months ended March 31
(US Millions)	2008	2007

Net income	$23	$53
Add (deduct) non-cash and extraordinary items:
Depreciation and amortization	138	124
Future income taxes	9	18
Transaction costs	¯	4
Discontinued operations(i)	¯	(32)
Non-controlling interests in above items	(44)	(38)

Funds from operations	$126	$129

(i)	Represents depreciation and amortization, future income taxes and gains related to discontinued operations.
FUNDS FROM OPERATIONS PER DILUTED SHARE

	Three months ended March 31
(US Millions except per share amounts)	2008	2007

Funds from operations	$126	$129
Preferred share dividends	(1)	(1)

Funds available to common shareholders	$125	$128

Weighted average shares outstanding	394.5	400.8
Funds from operations per share	$0.32	$0.32

DISCONTINUED OPERATIONS

	Three months ended March 31
(US Millions)	2008		2007

Property disposition gains	$	¯	$47
Revenue from discontinued operations		4	10
Operating expenses		(2)	(5)

		2	52
Interest expense		(2)	(2)

Funds from discontinued operations and gains		¯	50
Depreciation and amortization		¯	(2)
Non-controlling interests		¯	(5)
Future income taxes		¯	(8)

Discontinued operations	$	¯	$35

COMMERCIAL PROPERTY NET OPERATING INCOME

	Three months ended March 31
(US Millions)	2008	2007

Revenue from continuing operations (i)	$573	$514
Operating expenses	(224)	(201)

Net operating income	$349	$313

(i)	Including fee income
RESIDENTIAL DEVELOPMENT NET OPERATING INCOME

	Three months ended March 31
(US Millions)	2008	2007

Revenue	$82	$111
Operating expenses	(64)	(69)

Net operating income	$18	$42

INTEREST EXPENSE — CAPITAL SECURITIES — FUND SUBSIDIARIES

	Three months ended March 31
(US Millions)	2008	2007

Interest on debt securities	$6	$7
Interest on redeemable equity interests	8	6

	14	13
Non-cash component	(22)	(22)

Total interest expense — capital securities — fund subsidiaries	$(8)	$(9)

NON-CONTROLLING INTERESTS — FUND SUBSIDIARIES

	Three months ended March 31
(US Millions)	2008	2007

Non-controlling interests	$20	$6
Non-cash component	(22)	(16)

Total non-controlling interests — fund subsidiaries	$(2)	$(10)